Exhibit 99.2

INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

REMUNERATION REPORT CONTINUED

REMUNERATION AT A GLANCE CONTINUED

Remuneration Policy summary and outcomes

STRATEGIC INTENT

Fixed pay	Short-term incentives[1]	Long-term incentives[1]
• Attraction and retention of key employees • Internal equity and external competitiveness • Recognition of relative individual performance, experience and competence • Benchmarked to location market median	• Promote value creation including safe and sustainable performance • Alignment with Group and Business financial and non-financial performance targets • Personal performance is used as a multiplier in the final calculation • Additional penalty for fatalities	• Attraction and retention of senior employees and scarce and critical skills • Alignment with shareholders' long-term interests • Market related total package • Three- to-five-year vesting periods • Additional performance targets are linked to 65% of the award which have to be achieved to trigger vesting of the award • Minimum shareholding and post-cessation shareholding requirements for Executive Directors and Prescribed Officers

ELIGIBILITY

Fixed pay	Short-term incentives	Long-term incentives
• All permanent employees	• All permanent employees excluding Mining employees participating in a production bonus plan	• Senior management and above

FREQUENCY OF PAYMENT/SETTLEMENT

Fixed pay	Short-term incentives	Long-term incentives
• Monthly/bi-weekly (United States only)	• Annually in September	• Subject to achievement of performance and time targets: • Senior management and leadership: three years • Senior leadership performance shares: • 50% after three years • 50% after additional two years • Group Executive Committee (GEC) performance shares: • 50% after three years • 50% after additional two years • restricted shares after five years

EMOLUMENTS

Fixed pay	Short-term incentives	Long-term incentives
• Cash/base salary and benefits	• Cash	• Cash or equity-settled (Region dependent)

MINIMUM SHAREHOLDING REQUIREMENT (MSR) % OF ANNUAL PENSIONABLE REMUNERATION AT THE TIME OF APPOINTMENT

- President and CEO: 300%
- Chief Financial Officer: 200%
- Other Executive Directors and Prescribed Officers: 100%
- Vested LTIs to be retained (after settlement of taxes) until MSR is achieved
- 18-month post-cessation shareholding requirements

OUTCOMES

Fixed pay	Short-term incentives	Long-term incentives (LTIs)
Non-bargaining unit • Annual salary increases granted were aligned with or below inflation for employees outside of collective bargaining sectors **Bargaining unit** • Typically for employees covered by collective bargaining agreements increases awarded were slightly higher than the consumer price index (CPI) inflation	• President and CEO and CFO: 65,5% (after adjusting for fatalities) • Other Executive Directors and Prescribed Officers varying between 64% and 69,82% (after adjusting for fatalities) • Rest of employees: calculated on a weighted average basis dependent on combined Group and Business performance varying between 60,17% and 75,34% (after adjusting for fatalities, to be applied in accordance with policy)	• LTIs granted in FY21, subject to corporate performance targets (CPTs) will vest at 67,34% in FY24. This excludes the performance against the climate change target. As previously reported, among these CPTs was a target of implementing 200 MW of renewable energy capacity by 30 November 2023. Despite, by 12 June 2023, having signed Power purchase agreements (PPAs) for nearly 775 MW of renewable projects, Sasol's ability to deliver on this target was hampered by a number of factors which included the inclusion of Air Liquide as a partner in our Secunda renewable energy programme (post the sale of the air separation units), severely restricted grid capacity and being one of the largest renewable energy (RE) procurers in the country, setting the benchmark for securing these type of transactions. Although the most recent relaxation of the NERSA licensing requirement benefitted the programme, the June 2023 Eskom announcement on the Interim grid capacity allocation rules (IGCAR) has led to the Committee deciding to postpone an assessment of performance against the renewable energy target, until more clarity is available in this regard. • The Committee pro-actively requested an independent assessment of potential windfall gains on the FY21 LTI awards. On the basis of the independent assessment, the Committee agreed that no windfall gain arose as the subsequent recovery of the share price coincides with the business recovery as well as the corresponding improvement in total shareholders' return over the period.

[1] Clawback and Malus policy applies to all variable pay awards and is being reviewed to align with latest SEC and NYSE requirements

SASOL INTEGRATED REPORT 2023 72

SASOL INTEGRATED REPORT 2023 73 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION REMUNERATION COMMITTEE CHAIRMAN’S STATEMENT REMUNERATION REPORT CONTINUED The Committee is tasked primarily with ensuring that management delivers on the performance objectives set by the Board delivering value for all stakeholders and is consequently appropriately rewarded for such performance within the ambit of the Remuneration Policy. We are confident that the reward outcomes approved by the Committee for FY23, reflects the performance outcomes. Engaging with shareholders At our AGM in December 2022, support for the policy increased to 92,92% from 86,90% in FY21 and 71,46% in FY20. There was also an increase in shareholder support for the Implementation Report, with 94,89% of votes in support of the non-binding advisory resolution, compared to 86,11% in FY21 and a low of 43,21% in FY20. The consistent improvement in the level of support received over the past two years for our policy and the way it is implemented is encouraging; it shows that most shareholders believe that our approach to remuneration and the interests of our shareholders are now better aligned. Through targeted engagements, Sasol continued to engage with investors, although not required, to discuss the policy, hear any concerns, and explain the rationale behind any policy decisions. In the year we engaged with shareholders representing ~44% of Sasol shares. We greatly appreciate this feedback which is duly considered by management and the Committee and plays an active role in the shaping of our decisions. Mpho Nkeli // Chairman of Remuneration Committee Reward outcomes aligned with Company performance. Reward acts as an important anchor in the comprehensive EmpVP and people promise. Pay gaps are reviewed and addressed as appropriate. Executive and non-Executive remuneration benchmarked against a diverse group of peer companies reflecting the business model of Sasol. Implemented the revised long-term incentive plan (LTIP) rules as approved by shareholders at the 2022 AGM. Executive Directors and Prescribed Officers progress positively to meeting the minimum shareholding requirements. T t o s r t r r M KEY MESSAGES Dear stakeholders An overview Reward outcomes are assessed in consideration of business performance in the context of macro-economic dynamics and factors outside and inside of management’s control. The Committee takes its responsibility to ensure that management is fairly and appropriately rewarded very seriously, balancing this with the need to ensure that there is shareholder value creation over the same period. The performance outcomes on the Group STI plan, aligned with the Group’s performance over the period. The Committee was again very concerned with the plan outcomes being below target. Performance against safety, climate change, net working capital and the capital expenditure targets were satisfactory, but energy efficiency, sales volumes, cash fixed costs and free cash flow generation over turnover results were below target. Energy efficiency directly relates to the performance of our operations. The Committee will in FY24 further scrutinise the setting of targets and specifically whether these are too ambitious in the context of our daily realities. The Committee was pleased that performance improved against the LTI targets although the external factors which hamper our efforts to implement renewable energy projects remain concerning.

SASOL INTEGRATED REPORT 2023 74 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION REMUNERATION COMMITTEE CHAIRMAN'S STATEMENT CONTINUED REMUNERATION REPORT CONTINUED Key Remuneration Committee decisions FIXED PAY In a year in which global inflation remained persistently high, increases awarded to employees were higher than in previous years. For employees outside collective bargaining sectors, the Committee approved annual salary increases mostly aligned with market increases. For those employees covered by collective bargaining agreements, settlements were reached on salary increases higher than inflation. Additional budget was approved to address pay gaps, as well as adjustments for salaries which are uncompetitive, compared to similar key skill roles in the market. SHORT-TERM INCENTIVES Performance against the Group STI targets was mostly below target, with a total score of 71,5% of the 150% maximum on the Group STI scorecard. The Committee applied no discretion on the final score. Details are provided in the Implementation Report. IR For more detail refer to the Implementation Report on page 83 Following the tragic fatalities of Mr Kgauta Mhlaba, a service provider employee, at our Secunda Polypropylene Bagging Warehouse, and Mr Stiffi Ndlovu an underground mobile diesel machine operator at our Thubelisha Colliery in Secunda, a 6% fatality penalty was applied to the Group STI score for the GEC. Excluding the President and CEO and the CFO, members of the GEC also participated in Business scorecards. The STI score for Business EVPs, was calculated on a combination of the Group (60%) score and the respective Businesses' (40%) score; the Corporate Centre EVPs’ STI scores was a weighted average between the Group and the three Businesses' STI scores. The final approved score for Chemicals was 71,1%, for Energy 76,3% and for Mining was 59,7%. Individual performance is assessed against a balanced scorecard, in the range of 0% – 150% which is a multiplier in the STI calculation. IR For more detail refer to the calculations provided in the Implementation Report on page 83 The Committee believes that these STI outcomes are a fair representation of the results achieved across all financial and non-financial metrics in FY23. LONG-TERM INCENTIVES For GEC members, subject to performance and service criteria being met, LTIs granted will vest in FY24, at 67,34%. The performance period was from 1 July 2020 – 30 June 2023. As previously reported, among these CPTs was a target of implementing 200 MW of renewable energy capacity by 30 November 2023. Despite, by 12 June 2023, having signed PPAs for nearly 775 MW of renewable projects, Sasol’s ability to deliver on this target is hampered by a number of factors which included the inclusion of Air Liquide as a partner in our Secunda renewable energy programme (post the sale of the air separation units), severely restricted grid capacity and being one of the largest RE procurers in the country, setting the benchmark for securing these type of transactions. Although the most recent relaxation of the NERSA licensing requirement benefitted the programme, the June 2023 Eskom announcement on the IGCAR has led to the Committee deciding to postpone an assessment of performance against the renewable energy target, until more clarity is available in this regard. The Committee also considered that in light of the PPAs already signed, should grid access be available, Sasol should be in a position to exceed its 2025 energy emission reduction targets; however, there are many moving goal posts in this regard which hamper progress. The Committee remains firmly committed to incentivising progress against our renewable energy and energy reduction targets; a key strategic priority. As part of our role to determine vesting, the Committee also considered whether a windfall gain occurred for FY21 awards as a result of awards having been granted at a share price which was negatively impacted by the outbreak of the Covid-19 pandemic. The Committee noted that Sasol’s share price experienced significant volatility in the periods before and after the awards were made in FY21; however, no awards were made when the share price dropped below R100 in this period. Furthermore, the Committee noted that Sasol’s share price stabilised from 1 June 2020; for the rest of the year, it averaged R130,60; and all FY21 LTI grants were made when the share price was close to or above this level. As a result, supported by the independent assessment, the Committee is satisfied that a windfall gain did not occur for any of the LTI awards granted in FY21. PROGRESSING A SUSTAINABLE FUTURE SASOL In FY23 the Committee devoted much time and energy to the Group’s overall reward related initiatives and their role in addressing the material matters identified in the year. The year under review Prioritising our people and reward principles In line with the Company’s focus on ‘Progressing a Sustainable Future Sasol’, in FY23 the Board devoted much time and energy to the Group’s overall reward related initiatives and their role in addressing the material matters identified in the year. This included a review of the EmpVP; updates to Sasol’s wellbeing programmes; a continued commitment to safety; and the adherence to our clearly defined remuneration principles. The feedback from our engagement survey, the ‘Heartbeat survey’ was considered by the Safety, Social and Ethics Committee. All decisions on people related policies and benefits are taken considering the holistic sustainability strategy of the Company. The Committee also annually reviews the status of all benefit plans offered in the Group ensuring well-governed plans enhancing the EmpVP. Following shareholder approval at the 2022 AGM of the new LTI plan, Sasol took the lead in the South African market by introducing an 18-month post-termination shareholding requirement for members of the GEC to ensure longer-term exposure to the Sasol share price, even after service termination. The Committee is pleased with the progress made towards meeting the minimum shareholding requirements for members of the GEC. The Committee also reviewed the portion of the LTIs which have both performance and continued employment conditions attached and approved changes in this regard for FY24, reducing the percentage allocation related to restricted shares. BOARD FEES In 2021, Sasol reduced Board remuneration after an extensive review of the structure and quantum of non-Executive Directors‘ (NED) fees. As approved, the fees were adjusted in line with inflation in January 2023. An inflationary adjustment to the Board fees will be proposed for shareholder approval at the 2023 AGM. This increase follows a comprehensive review of the NED fees. EXTENDED NOTICE PERIOD In the year, the Committee extended the notice period for new appointees in Group leadership and leadership role categories from one month to three months. This was to ensure sufficient time for a smooth handover of responsibilities as well as longer lead times to appoint suitable external candidates.

SASOL INTEGRATED REPORT 2023 75 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION REMUNERATION REPORT CONTINUED REMUNERATION COMMITTEE CHAIRMAN’S STATEMENT CONTINUED Social and risk considerations Conscious of widening inequality across the world, we continuously monitor internal pay gaps – comparing the median Total Target Remuneration (TTR) of the highest 10% of Sasol earners with that of the lowest 10% – and approved interim adjustments in April 2023 to address pay gaps where identified. Line manager and employee training material on understanding how salaries are determined, and how salaries can be interpreted within pay bands, have been developed to ensure that educated discussions on pay can be held ahead of the pay gap information being reported publicly. We have also added the proposed pay gap methodology stated in the draft Companies Amendment Bill, 2023 to our existing assessments. The Group top risk theme of ‘People’ IR refer to page 34, includes key risks relating to the retention of critical skills, emigration, labour instability due to socio-economic factors specifically in South Africa, and employee wellbeing with a specific emphasis on an increase in the number of mental health cases reported. Mitigating plans are in place and these risks are monitored on a continuous basis. One of the mitigating plans, is the introduction of a progressive pay and career model for our engineers, an enhanced employee wellbeing programme focusing on mental, financial and physical health and further enhancements to the EmpVP. The historically low levels of unemployment in our northern hemisphere locations sometimes lead to difficulty in immediately finding suitable candidates to place in vacancies, as well as longer lead times. This has led to a decision to increase the notice period for our Leadership and Group Leadership categories to three months where the legislative framework permits. On 1 July 2023, we were the first South African headquartered company that introduced a global cloud-based people management platform to enhance the delivery of our human resources services, enabling the business to make better data-driven decisions and improve the overall employee experience in digital HR solutions. Mindful of employee feedback from our Heartbeat survey in 2022, in the year ahead we will remain focused on delivering on our People Promise. The Group Executive Committee (GEC) The initial 16 month contract period for Mr CF Rademan as EVP: Sasol Mining was extended to 31 October 2023 to allow sufficient time for handover to his successor and to use his experience over many decades to help stabilise the Mining business. Mr Rademan will continue to support Mining as a consultant on an ad hoc basis until June 2024. Mr HC Brand retired effective 30 June 2023 and will continue to support the Sasol/Topsoe Joint Venture which is still subject to approval by the relevant authorities, as a consultant on an ad hoc basis until June 2024. Independent advisors Mr David Tuch, Managing Director at Alvarez & Marsal Taxand UK LLP (A&M), continued to act as an Independent External Advisor to the Committee in FY23. A&M provided information on global reward trends as well as market insights into discussions on executive reward matters. It did not provide any other services to Sasol and the Committee was satisfied with A&M’s independence. Looking forward FY23/FY24 Mindful of employee feedback from our Heartbeat survey in 2022, in the year ahead we will remain focused on delivering on our People Promise. We will ensure that our key performance indicators (KPIs) are aligned to our Group top priorities, strategic objectives and address our material matters. We will continue to embed our Values, culture, enhance our EmpVP and promote diversity, equity and inclusion in the workplace to ensure that we attract and retain the skills we need to deliver on our strategic objectives. Additionally, we will focus delivery on our targets by prioritising shareholder returns as we restore the foundation business and reset. Safety will continue to be positioned as the foundation across which all elements of the priorities are to be delivered. The Committee continually strives to simplify reward practices in order to enhance the effectiveness thereof in our organisation. In closing The improved voting outcomes at the 2022 AGM regarding remuneration at Sasol indicated that a substantial majority of our shareholders are satisfied with the work of the Committee. We do not take this endorsement for granted and remain committed to ensuring that the policy and the implementation thereof is fair and responsible; supports the delivery of the Group’s strategy; addresses material matters; and creates and preserves value for our stakeholders. The Committee is satisfied that the Policy meets the agreed objectives. It is also satisfied that the remuneration outcomes for FY23 reflect alignment between the ‘pay for performance’ requirements of both Sasol and our shareholders. On behalf of the Committee, I would like to express appreciation to all Sasol’s people for their dedication to create value under often trying conditions. I thank shareholders for their continued engagement and look forward to their endorsement of the advisory votes on our Remuneration Policy and Implementation Report at the 2023 AGM. I extend my thanks to the Committee members for their wise counsel in FY23. The Committee is grateful to management, and specifically the Reward team for their assistance. Mpho Nkeli Chairman of Remuneration Committee 25 August 2023

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

REMUNERATION REPORT CONTINUED

REMUNERATION POLICY //

OVERVIEW OF REMUNERATION ELEMENTS

FIXED PAY → BENEFITS AND ALLOWANCES → SHORT-TERM INCENTIVE (STI) → LONG-TERM INCENTIVE (LTI) PLAN

We provide a comprehensive overview of remuneration elements, the strategic intent of each component and the decisions taken in FY23:



FIXED PAY

STRATEGIC INTENT

- **Attraction and retention of key employees**
- **Internal equity and external competitiveness**
- **Affordability**
- **Recognition of competence and/or individual performance**

Policy

Base salary or total guaranteed package (TGP) depending on location.

Broad pay bands set with reference to location and sector median benchmarks that reflect the complexity, scope and scale of our business to ensure that we attract and retain the employees required to drive the Group's strategic objectives.

The Committee approves the cost of annual increases after considering market and economic data as well as affordability.

Mandates are provided for salary increase negotiations with recognised trade unions and works councils.

Application

Employees in countries other than South Africa and employees in the South African bargaining sectors are paid a base salary rather than a TGP.

In South Africa, the minimum wage we pay is compared with the living wage for a family as provided by Trading Economics.

Salaries are paid monthly to all employees except for those in the United States who receive bi-weekly payments.

Employees who are promoted are considered for salary adjustments as justified.

Increases are applicable as follows:

- Employees outside the collective bargaining sectors: effective 1 October.
- Employees in collective bargaining structures receive across-the-board increases effective 1 July or 1 October.
- Outside South Africa, annual salary increases are also negotiated with trade unions and/or works councils in the United States, Germany, Italy and Mozambique.

Outcomes FY23

An executive remuneration benchmarking exercise was conducted and market adjustments, where appropriate, were implemented.

In South Africa, the cost of increases, which include market adjustments, for staff outside of collective bargaining units was 6,24% of the South African salary bill. Of this, 5,2% was allocated towards annual inflation-linked adjustments, and 1,04% was used to address internal and external pay inequity.

Employees in collective bargaining structures received increases of between 4% and 8,1% across various countries, as well as adjustments to allowances.

International increase costs were in line with the organisation's forecast inflation numbers and applicable market progression practices.

Increases awarded were higher than in previous years, influenced by the persistent high levels of global inflation.

A separate budget was approved to address internal equity matters.

SASOL INTEGRATED REPORT 2023 76

SASOL INTEGRATED REPORT 2023 77 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION BENEFITS AND ALLOWANCES SHORT-TERM INCENTIVE (STI) PLAN An increase in the funeral benefit value for South African employees was approved in FY23. Sasol uses different options to provide healthcare to employees and their families by means of medical insurance and/or public health plans, as well as additional insurance in different countries as appropriate. The Committee confirmed that in all countries where employees participate in private retirement funds, the governance of these funds meets fiduciary requirements, and all defined benefit fund liabilities are appropriately detailed. WWW AFS For more detail refer to our Annual Financial Statements – Statement of Financial Position, available on our website, www.sasol.com REMUNERATION REPORT CONTINUED OVERVIEW OF REMUNERATION ELEMENTS CONTINUED STRATEGIC INTENT Compliance with legislation or co-determination agreements Strengthening of the EmpVP To protect cost of living for employees on expatriate assignments Benefits include, but are not limited to, membership of a retirement plan, healthcare and risk cover which in some cases are partly subsidised by the Company. Allowances are paid in terms of statutory compliance or as are applicable in a sector/ jurisdiction. Several special allowances including housing, cost of living, home-leave and child education are included in the Group’s Expatriate Policy. Policy STRATEGIC INTENT Enable delivery of performance targets in a safe and sustainable manner Promote value creation for all stakeholders against pre-determined targets in the short term For most of our permanent employees across the world, we apply a single STI structure. The exception is the non-managerial mining employees who earn a production bonus which is processed bi-weekly, subject to safe production volumes against mining targets. Target incentive levels align with the market median. The STI structure consists of a weighting towards Group and Business STI scorecards; the weighting depends on the employee’s role category. Individual performance is a multiplier in the range of 0% – 150%, applied to the final STI score. All targets are approved at the start of the new financial year. A safety penalty of 3,0 percentage points per fatality is deducted from the final STI score. The Committee can exercise discretion to vary incentive outcomes as deemed appropriate and based on affordability. Approved pay-outs are processed with the September salary. Policy Benefits are offered for retirement, for reasons of sickness, disability or death. Beneficiaries of employees who pass away while in service receive an additional insurance payout. The quantum depends on which retirement plan they belonged to. Allowances are linked to roles within specific locations and are paid together with salaries. Expatriate benefits and allowances are offered in terms of country and assignment policies. Employee wellbeing is the core of labour stability. Sasol continues to roll out emotional, financial management, physical and safety culture interventions as both preventative and reactive measures to matters identified in the workplace. The employee assistance programme (EAP) is offered in most countries where we have large operations. Application Every quarter, the Committee reviews year-to-date performance against the Group and Business STI scorecards to ensure ongoing focus and commitment on key priorities. Individual performance is assessed informally on a regular basis and formally at least twice in the financial year. To ensure appropriate line of sight, people metrics are included in Business and individual scorecards. The Committee approves the final Group and Business STI outcomes in the August meeting after the end of the financial year, also considering affordability after all factors were taken into account. No discretion was applied by the Committee in FY23. Application Outcomes FY23 The Committee approved a Group STI scorecard focused on achieving the Future Sasol priorities. In addition to the Group factor, Business scorecards were approved as applicable. 100% of the STI weighting for both the President and CEO and the Group CFO was based on the Group scorecard. For other members of the GEC, the split was 60% Group and 40% Business factor. For GEC members who do not head up a Business, the weighted average score in respect of the Chemicals (40%), Mining (20%) and Energy (40%) Business’ STI outcomes was used. In line with our commitment to actively reduce greenhouse gas emissions (GHG), relevant incentive targets have been included in the Group, Business and individual scorecards to ensure that milestones achieved on the climate change journey receive the appropriate focus. In addition to people, leadership, safety and sustainability metrics, the following metrics are included in the individual performance scorecards: • safe transportation of hazardous chemicals; • occupational health measures; and • leaks or spills of hazardous materials. These metrics balance safety, other people KPIs, environmental sustainability, and financial and operational performance criteria. The Group STI score was reduced by 6% for members of the GEC and 3% for leadership roles in Mining and Secunda Operations. The individual performance factor (in a range of 0% – 150%), is a multiplier in the final calculation. IR STI performance outcomes for FY23 are set out on page 84 Outcomes FY23

SASOL INTEGRATED REPORT 2023 78 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION LONG-TERM INCENTIVE (LTI) PLAN STRATEGIC INTENT Attraction and retention of senior employees and scarce and critical skills Alignment with shareholders’ long-term interests with reference to the Sasol share price and the underlying performance metrics Equity- or cash-settled awards are granted annually, on appointment or upon promotion to an eligible role category, where the underlying value is tied to the market value of a Sasol ordinary share or American Depository Receipt (ADR) for international participants, subject to vesting conditions. Annual awards are made with reference to a percentage of base salary or TGP, which is role category dependent; the eligible employee’s performance over the preceding year; and the organisation’s requirement for skills retention. Vesting of awards is subject to the achievement of CPTs and/or service criteria. A split vesting period of three to five years applies to performance shares awarded to members of the GEC and Senior Vice Presidents. For members of the GEC, 35% of the annual award is granted in the form of restricted shares with a cliff vesting period of five years. The use of restricted shares supports the achievement of MSR as well as improved alignment with shareholders’ interests over the long term. For FY24 this percentage will reduce to 30% of the award. Post-cessation shareholding requirements were introduced in FY23 for members of the GEC. Policy LTIs form an important part of our reward mix and target awards are reviewed annually to ensure ongoing market competitiveness. Participants may sell or retain the vested shares once vesting conditions and MSR have been met. MSRs are in place for Executive Directors and Prescribed Officers. The MSRs are extended to 18 months post-service termination date for Executive Directors and Prescribed Officers. The Committee reviews the LTI targets every year to ensure continued alignment with strategic objectives. Application REMUNERATION REPORT CONTINUED OVERVIEW OF REMUNERATION ELEMENTS CONTINUED Outcomes FY23 The performance shares awarded to members of the GEC in FY21, will vest in FY24, subject to the achievement of performance and time vesting conditions. The performance period was set from 1 July 2020 – 30 June 2023. Subject to the meeting of these targets, 50% of the performance shares will vest in FY24, and the balance in FY26. Restricted shares awarded in FY20 will vest, subject to time vesting conditions, in FY25. The vesting percentage for the performance shares was approved at 67,34%, subject to a further review of the renewable energy targets later in FY24. Participants who leave the Group for reasons other than retirement, retrenchment, death, disability or ill-health, or for any other reason approved by the Committee, will forfeit unvested awards. IR For more detail refer to the FY23 metrics set out on page 86 Members of the GEC have made good progress towards meeting the requirements set under the minimum shareholding requirement policy. GEC members have only sold vested shares to settle tax liabilities in respect of the vesting of the award, or once the MSR was met. IR For more detail refer to the MSR disclosed on page 88 and 90

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

REMUNERATION REPORT CONTINUED

OVERVIEW OF REMUNERATION ELEMENTS CONTINUED

Globally, there is an increased focus on pay gap reporting as many believe, as we do, that this will promote a fairer and more equal society.

Pay gaps

Globally, there is an increased focus on pay gap reporting as many believe, as we do, that this will promote a fairer and more equal society.

The Group's pay gap methodology compares the median TTR of 10% of the highest Sasol earners per country with the median TTR of the lowest 10% Sasol earners per country. This is similar to the methodology used in Form EEA4 which has to be submitted annually to the South African Department of Employment and Labour. Target remuneration rather than actual remuneration is used for year-on-year comparisons to exclude the impact of, in particular, macroeconomic factors that impact on the LTI awards.

The Committee regularly reviews the internal pay gaps to ensure that there are no systemic adverse practices. In FY23, a separate increase budget was made available to address salaries which are low in the pay range.

As an additional lens, the proposed methodology under the draft Companies Amendment Bill, 2023, was also applied and assessed.

The Committee committed to ensuring that the wages of our lowest-paid employees are sufficient to accommodate a decent standard of living. We will continue to track the pay gap from this perspective.

Regulatory compliance

Our reporting complies with:

- South African Companies Act and other relevant statutory requirements;
- Principles and recommended practices of King IV™;
- Requirements of the United States Securities and Exchange Commission (SEC) for foreign private issuers; and
- The Johannesburg Stock Exchange (JSE) Listings Requirements.

Remuneration Committee Risk and Governance

Sasol complies with applicable remuneration governance codes and statutes that apply in the various jurisdictions within which it operates.

The Committee is appointed by the Board to assist in ensuring that the Group remunerates its employees fairly, responsibly and transparently by implementing affordable, competitive and fair reward practices to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. www The Committee's Terms of Reference and the Group Remuneration Policy are available at www.sasol.com

All incentive pay-outs and the vesting of performance LTIs are approved after due consideration of performance against the pre-approved targets that were set for the performance period.

The President and CEO, EVP: Human Resources and Stakeholder Relations, and VP: Group Reward and Human Resources Information System (HRIS) attend Committee meetings by invitation. Members of management are recused from meetings when matters impacting their own remuneration is discussed. In all meetings, the Committee discusses and confirms all decisions taken without management present. A&M Managing Director Mr D Tuch acts as an independent advisor for the Committee. The Committee is comfortable with Mr Tuch's independence. The contract with A&M has been extended for a further two years.

At the end of each financial year, the President and CEO tables the performance of all Prescribed Officers to inform the decisions on annual increases and incentive pay-outs. External market benchmark data is also provided to the Committee to ensure competitive reward practices. The Chairman of the Board tables the performance outcomes and proposed rewards for the Executive Directors and the Company Secretary. The Committee then recommends them for approval to the Board.

The Board (excluding the NEDs) considers and recommends for approval by shareholders any fee adjustments for the NEDs.

The Committee ensures effective risk management oversight in relation to material remuneration risks within its scope and will exercise its discretion within the Group's overall risk framework. The following processes mitigate against unintended outcomes:

- The policy is transparent and made available to all stakeholders.
- All executive reward policy exceptions are approved by the Committee or the Board, as appropriate.
- Incentive plan design principles and targets as well as the reward mix are reviewed annually.
- The vesting of LTI plans is subject to performance and/or time-based criteria and awards are never backdated.
- Executives do not approve their own benefits or remuneration and are recused from all discussions relating to their own remuneration.
- The maximum incentive awards, based on performance outcomes, are capped by a pre-approved formula.
- The Committee retains discretion to alter any reward outcome.
- MSRs and post-cessation shareholding requirements are implemented for Executive Directors and Prescribed Officers.
- A comprehensive Clawback and Malus Policy is in place.
- Except in the case of death, there is no accelerated vesting of LTIs for executives at retirement, and the vesting periods of three and five years continue post the date of retirement allowing for continued exposure to the share price performance, as well as the application of the Clawback and Malus Policy if required.
- The Committee considers reward-related risks on a quarterly basis which includes a five year forecast reward heat map.

The use and application of remuneration benchmarks

One of the Committee's key tasks is to preserve the relevance, integrity and consistency of benchmarking. Management also consults survey reports from various large remuneration firms.

In addition to survey data, we use benchmark data from the approved peer group to develop pay bands and incentive plans as well as for the comparison of employee benefits. For the remuneration of GEC members and the Chairman and NED fees, we select a peer group of companies which includes those with a broadly similar geographic footprint and/or product suite and/or size.

The peer group includes a balanced combination of companies that have a primary listing on the JSE Ltd and international chemicals and energy companies.

The following peer group was adopted for Executive and NED remuneration benchmarking effective 1 July 2021 and no changes were made for FY23.

JSE primary listed companies	Chemicals companies	Energy companies
Anglo American Platinum	Albemarle Corp	Continental Resources
AngloGold Ashanti	Covestro AG	Devon Energy Corporation
Gold Fields	Eastman Chemicals Co	Hess Corporation
Impala Platinum Holdings	Evonik Industries AG	Imperial Oil
MTN Group	Lanxess AG	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

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Effective 1 July 2021, the Committee considered and approved a separate peer group to be used for the relative total shareholder return (rTSR) measurement in our LTI award. Some larger competitors (not included for benchmarking purposes) were also included in place of some smaller companies. No changes were made to the peer group for FY23.

JSE primary listed companies	Chemicals companies	Energy companies
AECI	BASF	Continental Resources
Anglo American Platinum	Dow Chemicals	Devon Energy
AngloGold Ashanti	Eastman Chemicals Co	Hess Corporation
Glencore	Lanxess AG	Imperial Oil
MTN Group	Lyondell Basel	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

Variable pay plans

SHORT-TERM INCENTIVE (STI) PLAN

The President and CEO's and the Group CFO's STI calculations are based on the Group STI Scorecard, with a multiplier in respect of individual performance.

For all other Executive Directors and Prescribed Officers differentiated weightings are applied in respect of Group and Business STI scorecard outcomes, as indicated:

Designation	Group scorecard weighting %	Business scorecard weighting %
President and CEO and CFO	100%	–
Business Prescribed Officers[1]	60%	40%
Other Executive Directors and Prescribed Officers in the Corporate Centre[2]	60%	40%
All other role categories in the Corporate Centre[3]	50%	50%
All other role categories Business[4]	20%	80%

1 Mr Rademan's STI is calculated on Mining's performance only. He was appointed on a fixed-term contract specifically to lead the turnaround of Sasol Mining.
2 The Business calculation for Corporate Centre Prescribed Officers and Executive Directors are done on a weighted average of the Energy, Chemicals and Mining STI outcomes.
3 Applicable to employees in Corporate Centre.
4 Applicable to employees in Businesses.

THE FOLLOWING FORMULAE WAS APPROVED FOR SHORT-TERM INCENTIVES:

STI Award = Annual Base Salary or Annual TGP x Role Category Target STI % x [Group Performance Factor (0% – 150%)[1] Weighting + Business Performance Factor (0% – 150%)[1] Weighting] x Individual Performance Factor (0% – 150%)[2]

1 Outperformance in respect of financial and non-financial targets must be achieved to provide funding for the score > 100%.
2 Unless otherwise agreed for specific countries, or within collective bargaining structures.

LONG-TERM INCENTIVE (LTI) PLAN

The LTI Plan gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or ADRs. After the vesting period, which varies between three and five years, participants may sell or retain the shares.

In jurisdictions where we do not offer an equity-settled award due to legislative restrictions, or where we choose not to make an equity-settled award, eligible employees may participate in a cash-settled LTI plan with the same conditions that are applicable to equity instruments, except that they are settled with cash.

The maximum number of shares to be made available for awards to eligible participants equated to approximately 5% of the issued shares of the Group at the time.



Special retention awards and sign-on or buy-out awards

The Sign-on Payment and Retention Policy may be used in the recruitment and retention of candidates in specialised or scarce skill positions. Cash retention payments are linked to retention periods of at least two years. Retention shares may be granted under the LTI Plan.

Executive service contracts

- Members of the GEC have permanent employment contracts with notice periods of three to six months.
- The contracts provide for salary and benefits as well as participation in incentive plans based on Group, Business and individual performance as approved by the Board.
- EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as Directors from the Board at the age of 60, unless they are requested by the Board to extend their term.
- Perquisites offered to the members of the GEC are disclosed in the Implementation Report.

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Termination arrangements applicable to Group Executive Committee (GEC)

Remuneration policy component	Voluntary termination i.e., resignation	Involuntary termination i.e., retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver'
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three-to-six-month notice period.
Health insurance	Benefit continues up to the last day of service.	Benefit continues up to the last day of service; SA employees who qualify for a post-retirement subsidy continue to receive the employer's contribution post retirement.
Retirement and risk plans	Employer contributions are paid up to the last day of service. In most countries, the employee is entitled to the full value of the investment fund credit and any returns thereon; alternatively benefits under (now closed) Defined Benefit Funds in our European operations.	
Other benefits	Not applicable.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
STI	If the executive resigns on or after 30 June there is an entitlement for consideration of the STI which may have been approved for the previous financial year, subject to the achievement of performance targets. No pro-rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal, resignation or mutual separation.	A pro-rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets and only if approved for the rest of employees.
LTI	All unvested LTIs are forfeited.	All vesting conditions remain unchanged.

Chairman and NED remuneration

NEDs are appointed to the Sasol Limited Board based on their competencies as well as insight and experience appropriate to assist the Group in setting the long-term strategy, providing independent oversight in respect of performance against Group top priorities and holding Executives accountable to deliver business results over the short, medium and long term. Consequently, fees are set at levels to attract and retain the calibre of NEDs necessary to contribute to a highly effective board of a complex, multi-dimensional and multinational organisation. NEDs do not receive STIs and do not participate in LTI plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their Board membership and supplementary fees for Committee membership or Chairmanship. The annual fee is divided by four and a quarterly fee is paid at the end of every Board cycle regardless of the number of meetings held in that quarter.

Board fees tabled at the 2021 AGM were approved effective 1 January 2022. The approved fees will be effective until the 2021 resolution is replaced, but no longer than two years from the date that the resolution was passed.

The approved NED fees include a cost-of-living factor which is applied to the fees payable to NEDs who live outside of Europe, United Kingdom and North America. Furthermore, a fixed exchange rate is used to convert the US dollar fees to the denomination used for payment to eliminate significant exchange rate variances. In accordance with the resolution passed at the 2021 AGM, a 4,5% adjustment equal to an average consumer price index percentage was implemented effective 1 January 2023.

	JANUARY 2022 TO DECEMBER 2022		JANUARY 2023 TO DECEMBER 2023	
	A. NEDs permanently residing outside of Europe, the United Kingdom and North America[1,2,3]	B. NEDs residing permanently in Europe, the United Kingdom and North America[2,3,4,5]	C. NEDs permanently residing outside of Europe, the United Kingdom and North America[1,2,3]	D. NEDs residing permanently in Europe, the United Kingdom and North America[2,3,4,5]
Chairman of the Sasol Limited Board (all inclusive)	US$285,000	US$345,000	US$297,824	US$360,524
NED	US$100,000	US$120,000	US$104,500	US$125,400
Lead Independent Director (additional fee)	US$40,000	US$48,000	US$41,800	US$50,160
Audit Committee Chairman	US$30,000	US$35,000	US$31,352	US$36,576
Audit Committee member	US$20,000	US$24,000	US$20,900	US$25,080
Remuneration Committee Chairman	US$20,000	US$24,000	US$20,900	US$25,080
Remuneration Committee member	US$12,000	US$14,500	US$12,540	US$15,152
Other Committee Chairman	US$20,000	US$24,000	US$20,900	US$25,080
Other Committee member	US$12,000	US$14,500	US$12,540	US$15,152

1 Included solely for comparative purposes.
2 Fees are stated as an annual amount but were paid in quarterly instalments.
3 Fees are exclusive of value added tax (VAT) which was added for Directors who are registered for VAT.
4 Fees were adjusted effective 1 January 2023 as approved at the November 2021 AGM. As the fees are stated in US dollars, a CPI adjustment of 4,5%, aligned with what has been implemented for employees in our Northern hemisphere offices.
5 The exchange rate between the US dollar fee and home country currency was fixed for a period of 12 months, using the USD:ZAR of 1:15,6 (average exchange rate for preceding 18-month period), to prevent exchange rate fluctuations in the actual fees paid.

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ALIGNMENT BETWEEN THE GROUP TOP PRIORITIES AND THE TARGETS SET FOR FY23 AND FY24 STI AND LTI AWARDS

The combination of financial and non-financial metrics allows for value to be created for our shareholders, customers, employees and communities in a sustainable manner. This means that Sasol will be able to provide chemicals and energy products in a responsible way // Respect people, their health and safety, and the environment // Contribute to the socio-economic development of the countries within which we operate.

	FY23 GROUP TOP PRIORITIES	FY23 GROUP AND BUSINESS INCENTIVE KEY PERFORMANCE INDICATORS	FY24 GROUP TOP PRIORITIES	FY24 KEY INCENTIVE PERFORMANCE INDICATORS[1]
PEOPLE	• Ensure safety, operational discipline and care for our people in our strive for Zero Harm • Continue to strengthen our Values, culture and enhance our EmpVP • Promote diversity, equity and inclusion in the workplace • Accelerate our capability-building programme to enable our strategy • Strengthen stakeholder trust through continued delivery on community, regulatory and shareholder promises • Define people and community plans for decarbonisation roadmaps and emerging value pools	**STI:** ■ Health and safety of our employees and communities ■ Process safety ■ Operational safety ■ Safety Remediation plan ■ Just transition roadmap ■ Broad based black economic empowerment diversity, equity and inclusion ■ Preferential Procurement ■ Customer Centricity	• Continue to embed our Values, culture and enhance our EmpVP • Promote diversity, equity, and inclusion in the workplace • Deliver on our capability building inclusive of leadership development programs • Strengthen stakeholder trust through continued delivery on community, regulatory, and shareholder promises	**PURSUE ZERO HARM AND ENHANCE AN INCLUSIVE PERFORMANCE CULTURE** ■ Continue to enhance our EmpVP ■ Promote diversity, equity and inclusion in the workplace ■ Deliver on our capability building leadership and critical skills development programmes ■ Operational Safety ■ Continuously improve our service delivery and customer experience
PLANET	• Deliver on 2030 GHG emissions reduction programme and environmental compliance commitments • Define pathways to meet 2050 Net Zero GHG ambition • Progress opportunities to enable sustainable growth by strengthening our technology, partnering and sustainability solutions (including coal value chain) • Deliver optionality relating to flexible, sustainable feedstock opportunities	**STI:** ■ Energy efficiency improvement ■ Sourcing of carbon credits ■ Shifting to lower-carbon products and green hydrogen ■ Renewable energy sourcing strategy ■ Advancing climate action ■ Advance circular solutions **LTI:** ■ Reduction in scope 1 and 2 emissions	• Deliver on 2030 GHG emissions reduction program and environmental compliance commitments • Progress opportunities to enable sustainable growth by strengthening our innovation and technology, partnering and sustainability solutions	**ADVANCE SUSTAINABILITY TOWARDS MEETING OUR ENVIRONMENTAL ROADMAP COMMITMENTS** ■ Deliver on 2030 GHG emissions reduction programme and environmental compliance commitments through carbon offset frameworks ■ Improved energy efficiency
PROFIT	• Deliver Sasol 2.0 in a prioritised, sequenced manner and mature the value creation plan for FY24/25 • Maintain balance sheet flexibility through all aspects of cash flow management while maintaining dividends • Advance our future growth value streams and deliver sustainable returns through disciplined capital allocation • Enhance operational discipline, efficiency and effectiveness, and drive reliable feedstock supply and operations across all value chains • Continuously improve our service delivery and customer experience	**STI:** ■ Sales volumes ■ Cash fixed costs ■ Free cash flow/turnover ■ Sustainable net working capital ■ Capital expenditure **LTI:** ■ Return on invested capital (ROIC) > WACC +1% for SA and the US respectively ■ rTSR to exceed peer group median	• Deliver Sasol 2.0 commitments • Deliver coal deployment and quality remediation plans • Enhance operational reliability, efficiency and effectiveness • Maintain balance sheet flexibility, cash flow management while driving selective growth • Unlock value by continuously improving service delivery and customer excellence	**DELIVER AND MAXIMISE VALUE** ■ Deliver Sasol 2.0 'Reset' commitments ■ Deliver coal deployment and quality remediation plans ■ Enhance operational and functional performance, efficiency and effectiveness ■ Maintain balance sheet flexibility, cash flow, cost management while ensuring reliable operations

[1] Performance indicators are included in the Group scorecard and individual performance agreements of employees as appropriate

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SASOL INTEGRATED REPORT 2023 83 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION This section provides an overview of the implementation of the Remuneration Policy. It sets out the relationship between company performance and Executive Directors’ and Prescribed Officers’ remuneration outcomes as well as progress against the MSR. The tables in this section provide information on all amounts received or receivable by members of the GEC for FY23 (including the President and CEO, Executive Directors and Prescribed Officers). The structure of the Implementation Report, is as follows: Incentive Plan outcomes • Group performance targets for STI awards made in FY23 and performance results. • Performance vs. Corporate Performance Targets in respect of LTIs that are due to vest in FY24, as at the end of the performance period 30 June 2023. Executive Directors and Prescribed Officers (tabulated separately) • Disclosure of remuneration and benefits paid in terms of the single total figure methodology including the STI amount awarded for FY23 and an estimated value relating to the vesting of LTIs in FY24, in respect of the performance period ended 30 June 2023. • Outstanding LTI holdings. • Progress against MSR. NEDs • Fees paid during FY23. Key Remuneration Outcomes1 Salary/TGP adjustments Included a market review as well as consideration of the fact that for two years, low or no increases were granted, in a period of high inflation. STI (excluding fatality penalty) Group: Energy: Chemicals: Mining: Outcomes in respect of Group and Business scorecards: 71,5% (CEO and CFO) 76,3% 71,1% 59,7% LTI 67,34% out of 75%; performance assessment on the balance of 25% postponed until more clarity is obtained on Eskom's grid access. 1 In total, the actual total remuneration for members of the GEC, varied between 51% and 84% of target remuneration for FY23 REMUNERATION REPORT CONTINUED REMUNERATION REPORT // IMPLEMENTATION REPORT SASOL INTEGRATED REPORT 2023 83 IMPLEMENTATION REPORT //

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Short-term incentive (STI) plan outcomes

The following table provides the outcomes against the FY23 performance targets that were set for the Group STI plan.

		KPI – KEY PERFORMANCE INDICATOR FY23	WEIGHTING FY23	THRESHOLD	TARGET	STRETCH	ACHIEVEMENT	WEIGHTED ACHIEVEMENT
PEOPLE	ESG (10%)	PROCESS SAFETY	5%	21	18	16	Fires, Explosions and Releases amounted to 15	7,5%
		OCCUPATIONAL SAFETY	5%	14	12	9	Sasol achieved a high-severity injury – severity rate (HSI-SR) of 9,96	6,7%
PLANET	ESG (20%)	ADVANCING SUSTAINABILITY: CLIMATE CHANGE	7,5%	Energy Efficiency Improvement using 30 June 2022 as the basis for assessment of FY23	FY23 Energy Efficiency Improvement = 1%	FY23 Energy Efficiency Improvement = 1,5%	An energy efficiency improvement of 0,05% was achieved as compared to prior year	0,34%
			7,5%		1. Sign cooperation agreement with at least one partner to support global sourcing of quality carbon credits 2. Obtain Sasol Ltd Board approval for medium-term Just Transition roadmap by 30 June 2023	Approved RE Sourcing Strategy for Energy Business delivered by 30 June 2023 which aligns with the Group's energy transition plans	Sasol signed one cooperation agreement during the year. The board approved the medium-term Just Transition roadmap Renewable energy sourcing strategy delivered by 30 June 2023	11,25%
			5%	The achievement of a FEED milestone for at least one PtX partner project by start Q4 FY23	Achieve FEED milestone (CSAC considered) on two partner PtX projects by 30 June 2023 Realise external/grant funding on one of the PtX projects by 30 June 2023	Sign one MoU for a prefeasibility or Feasibility study, equity opportunity in support of development of SAF (pathway based on FT PtL or biomass or MSW gasification followed by FT or HEFA pathway) by 30 June 2023	Threshold and target partially achieved. Realised external/grant funding, and achieved one FEED milestone	3,75%
PROFIT	Group Financials (70%)	SALES VOLUMES PRODUCED	15%	Actual Fuels and Chemicals sales volumes (excl imports), from 5% below target to target (scoring range of 0% – 7,4% in respect of each of the Chemicals and Fuels sales volumes targets)	FY23 Fuels sales volumes = 52.3mm bbls	Actual Fuels & Chemicals Sales volumes from target to 5% over FY23 sales volumes' targets (scoring range from 7.5% – 11.25% in respect of each of Chemicals and Fuels sales volumes targets)	FY23 Fuels and Chemicals sales volumes 3% and 12% below target, respectively	3,20%
		CASH COST OPTIMISATION	15%	CFC of <=R63,9bn	FY23 CFC target = R61,9bn	FY23 CFC > = R59,9bn	Cash Fixed Costs were 2,1% above target	5,11%
		CASH FLOW GENERATION	20%	3% below the targeted FY23 FCF (before growth)/Turnover ratio	FY23 FCF (before growth)/Turnover = 10%	Up to 3% over the FY23 FCF (before growth)/Turnover ratio	We achieved a Free Cash Flow before growth to turnover ratio of 8,86%	12,4%
		AVERAGE NET WORKING CAPITAL	10%	Average NWC % = 19%	Average NWC % = 18%	Average NWC % = 17%	Average Net Working Capital for the year of 16,6%	15%
		CAPITAL ALLOCATION	10%	FY23 First order capital expenditure <=R21bn or >R30bn	Capital expenditure = R23,5bn or R28,5bn	First order capital expenditure between R25bn and R27bn	Capital Expenditure target partially achieved at R29,1bn. Normalised for exchange rate impact	6,23%
	100%	SAFETY ADJUSTMENT – PENALTY FOR FATALITIES						(6%)
		FINAL SCORE						65,5%

The Short-term Incentive Policy allows for the normalisation of performance outcomes for macroeconomic factors (Brent crude oil price, ZAR/$ exchange rate), factors impacting performance outside of management's control (eg Eskom outages, extreme weather events, force majeures) and alignment of baselines or budgets with the impact of divestitures or acquisitions. The Committee did not apply any discretion to performance outcomes.

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Other than for the President and CEO, CFO and EVP Mining, the STI amount approved is a combination of performance under the Energy business, Chemical business, Mining business and Group STI scorecards for FY23; finally modified by the individual performance factor (IPF), which is an outcome of achievements against the personal performance contract.

	Component	Group (0 – 150%)	Chemicals (0 – 150%)	Energy (0 – 150%)	Mining (0-150%)
PEOPLE	Safety	14,2%	10,8%	7,5%	12,5%
	Safety remediation plan	–	–	–	4,8%
	Environmental incidents	–	–	–	3,8%
	Health: Dust Compliance	–	–	–	3,1%
	Customer Experience/Centricity	–	12,5%	0%	–
	Preferential Procurement	–	–	7,5%	5,2%
	B-BBEE/Diversity and inclusion	–	11,7%	5,8%	4,8%
PLANET	Climate Change	0,3%	7,5%	–	3%
	Circular & Sustainable solutions	–	5%	–	–
	Reduce GHG emissions/Progress green hydrogen	11,3%	–	20,6%	–
	Advance renewable energy	–	–	1,2%	–
	Shifting to lower carbon products and green hydrogen	3,8%	–	–	–
	Develop solutions to address GHG scope 3 emissions	–	2,5%	–	–
PROFIT	Gross Margin	–	0%	5,5%	–
	Controllable Cash fixed costs	–	9,8%	11,2%	–
	Working Capital	–	6,3%	–	–
	Production volumes	–	–	3,7%	0%
	Inventory days	–	–	5,8%	–
	Receivables	–	–	7,5%	–
	Sales volumes	3,2%	–	–	–
	Absolute cash fixed costs	5,1%	–	–	–
	Free cash flow	12,4%	–	–	–
	Net working capital to Turnover	15%	–	–	–
	Capital expenditure	6,2%	5%	0%	5%
	Mining cost per ton	–	–	–	0%
	Mine reliability	–	–	–	15%
	Fulco programme	–	–	–	2,5%
	Achieved score (excluding fatalities)	71,5%	71,1%	76,3%	59,7%

The following outcomes are applicable to the President and CEO, CFO and Executive Vice Presidents as indicated in the table below:

Role	Split Group/ Business	Group score (including fatality penalty)	Chemicals score	Energy score	Weighted average of Chemicals, Energy and Mining score	Final incentive multiplier (including fatalities, excluding IPF)
President and CEO and CFO	100% Group	65,5%	–	–	–	65,5%
EVP Chemicals Business	60% Group/ 40% Business	65,5%	71,1%	–	–	67,74%
EVPs Energy Business	60% Group/ 40% Business	65,5%	–	76,3%	–	69,82%
EVPs Corporate centre	60% Group/ 40% Business[1]	65,5%	–	–	70,9%	67,66%
EVP Mining	100% Mining[2]	–	–	–	–	64%

[1] Combined weighted percentage of the Energy, Chemicals and Mining Business' final score respectively, calculated as (40% x 76.3%)+(40% x 71.1%)+(20% x 59.7%).

[2] Performance agreement focused on agreed targets to be delivered at Sasol Mining.

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Long-term incentive (LTI) plan outcomes

The following table provides the outcomes against the corporate performance targets (CPTs) which were linked to the FY21 LTI awards, which are due to vest in FY24 in respect of the performance period 1 July 2020 – 30 June 2023.

Measure	Weighting	Threshold[3]	Target[3] (100%)	Stretch Target[3] (200%)	Achievement	Weighted Achievement
Climate Change	25%	Deliver 150 MW of renewable energy by 30 June 2023	Deliver 200 MW of renewable energy by 30 June 2023	Deliver 300 MW of renewable energy by 30 June 2023	The measurement of the renewable energy target has been deferred[4]	–
ROIC[2] Rest of Sasol	35%	ROIC (excl AUC) at SA WACC of 13,5% per annum	ROIC (excl AUC) at SA WACC of 13,5% + 1% = 14,5% per annum	ROIC (excl AUC) at SA WACC 13,5% + 2% = 15,5% per annum	FY21 and FY23 were impacted by impairments. Sasol achieved ROIC stretch target for FY22	23,34%
ROIC[2] USA	10%	ROIC (excl AUC) at US WACC of 8% per annum	ROIC (excl AUC) at US WACC 8% + 0,5% = 8,5% per annum	ROIC (excl AUC) at US WACC 8% + 1% = 9% per annum	Below threshold, averaging 1,5% over three years	0%
Relative TSR measured against the new peer group	30%	Below the 50th percentile of the index	60th percentile of the index	75th percentile of the index	Above target achievement at 67th percentile against the peer group	44%
Achievement						**0 – 200% range[1] = 67,34%**

[1] In respect of LTIs issued to members of the Group Executive Committee including the Executive Directors, 100% of the award was subject to the achievement of CPTs. Of the vested portion, 50% will be released in FY24 and the balance in FY26 subject to continued employment.

[2] ROIC was measured annually.

[3] Straight line vesting is applied between threshold, target and stretch target.

[4] The Committee has decided to postpone the assessment of performance against the renewable energy target until more clarity is available in respect of Eskom's grid access.

FY23 LTI awards

For members of the GEC including Executive Directors, 65% of the LTI awards granted in September 2022 are subject to the achievement of the following CPTs in addition to time-based vesting criteria of between three and five years. The balance of the award (35%) is subject to a five-year, time-based vesting criteria.

The performance targets for the FY23 award are as follows:

KPI – Key performance indicator	Weighting	Threshold (Rating = 0%)[1]	Target (Rating = 100%)	Stretch (Rating = 200%)
Holistic focus on ESG matters	25% (equally divided between Energy and Chemicals targets)	Achieve a sustainable 3,55% reduction (equating to 2,3mtpa CO_2e) in scope 1 and scope 2 emissions off a 2017 baseline by end FY25	Achieve a sustainable 4,18% reduction (equating to 2,7mtpa CO_2e) in scope 1 and scope 2 emissions off a 2017 baseline by end FY25	Achieve a sustainable 4,9% reduction (equating to 3,2mtpa CO_2e) in scope 1 and scope 2 emissions off a 2017 baseline by end FY25
Return on Invested Capital (ROIC)[2]	Sasol SA 30%	ROIC (excl AUC) at SA WACC of 13,5% per annum	ROIC (excl AUC) at SA WACC of 13,5% +1% = 14,5% per annum	ROIC (excl AUC) at SA WACC of 13,5% +2% = 15,5% per annum
	Offshore 10%	ROIC (excl AUC) at US WACC of 8% per annum	ROIC (excl AUC) at US WACC of 8% +0,5% = 8,5% per annum	ROIC (excl AUC) at US WACC of 8% +1% = 9% per annum
Relative TSR vs the peer group[3]	35%	50th percentile of the index[1]	60th percentile of the index	75th percentile of the index
Total	100%			

[1] Threshold = 50% vesting at median performance for rTSR; 0% for ROIC; 50% for ESG targets - straight line scoring to be applied between threshold, target and stretch.

[2] ROIC will be measured at the end of each FY. The extent to which the target is met, or not, will be assessed and the performance period will be restarted on 1 July of the following year. Three different assessments to be done over the performance period.

[3] TSR peer group as approved by the Sasol Remcom for FY22.

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Executive Directors

A. Executive Directors' remuneration and benefits

	FR Grobler		VD Kahla[3]		HA Rossouw[4]		P Victor[5]	
Executive Director	2023 R'000	2022 R'000	2023 R'000	2022 R'000	2023 R'000	2022 R'000	2023 R'000	2022 R'000
Salary	13 117	11 328	7 762	7 301	7 468	1 737	–	8 351
Risk and Retirement funding	–	–	380	373	844	196	–	391
Vehicle benefit	–	–	–	–	–	–	–	100
Healthcare	143	117	114	108	–	–	–	56
Vehicle insurance fringe benefit	6	6	6	6	–	–	–	6
Security benefit	18	30	507	515	–	–	–	–
Other benefits	20	5	122	1	25	8 001	–	1 998
Total salary and benefits	13 304	11 486	8 891	8 304	8 337	9 934	–	10 902
Annual short-term incentive[1]	10 364	10 008	4 242	5 272	5 060	–	–	7 411
Long-term incentive gains[2]	17 028	21 451	14 681	9 399	–	–	–	–
Total annual remuneration	40 696	42 945	27 814	22 975	13 397	9 934	–	18 313

[1] Short-term incentives approved based on the Group results for FY23 and payable in FY24. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2023 x Group and BU STI achievement (as appropriate) x Individual Performance achievement.

[2] LTIs for FY23 represent the annual award made on 4 December 2020 and Mr Kahla's on-appointment award, in terms of his appointment as an Executive Director, made on 6 October 2020. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (67,34%) x June 2023 average share price. The vesting date is during FY24, 3 years after the award date in FY21, subject to the Company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 4 December 2023 and the balance in 4 December 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.

[3] Other benefits for Mr Kahla include the private use of the Company-owned accommodation in London (R121 255) on which fringe benefit tax was charged and paid by Mr Kahla.

[4] The 2022 disclosed earnings of Mr Rossouw are for the period 4 April to 30 June 2022, in the position of CFO designate. From 1 July 2022 Mr Rossouw was appointed as CFO. Other benefits for Mr Rossouw in 2022 include a buy-out payment of R8 000 000, tied to a retention period of twenty-four months from date of payment, as compensation for incentives forfeited upon resigning from his previous employer.

[5] Mr Victor resigned as CFO effective 30 June 2022. Other benefits in the prior year include accumulated leave encashment as well as other additional benefits in line with Sasol's contractual commitment.

B. Unvested long-term incentive holdings (number)

Executive Directors	Cumulative balance at the beginning of the year	Granted in 2023[1]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled[2]	Effect of changes in Executive Directors	Cumulative balance at the end of the year
FR Grobler	313 344	57 976	(45 494)	3 025	(32 156)	–	296 695
VD Kahla	184 205	28 728	(19 934)	1 391	(15 519)	–	178 871
HA Rossouw[3]	–	–	–	–	–	32 734	32 734
Total	497 549	86 704	(65 428)	4 416	(47 675)	32 734	508 300

[1] LTIs granted on 10 November 2022.

[2] 50% of the award that vested in FY23 is still subject to a continued employment period of two years.

[3] Mr Rossouw was appointed as CFO and Executive Director on 1 July 2022.

C. Unvested long-term incentive holdings (intrinsic value)

Executive Directors	Intrinsic cumulative value at beginning of year[1] R'000	Intrinsic value of awards made during the year[2] R'000	Change in intrinsic value for the year[1] R'000	Effect of corporate performance targets R'000	Dividend equivalents R'000	LTIs settled[3] R'000	Effect of changes in Executive Directors[4] R'000	Intrinsic cumulative value at end of year[1] R'000
FR Grobler	116 464	17 407	(43 725)	(13 081)	870	(8 728)	–	69 207
VD Kahla	68 465	8 625	(25 774)	(5 732)	400	(4 261)	–	41 723
HA Rossouw[4]	–	–	(4 531)	–	–	–	12 167	7 636

[1] Change in intrinsic value for the year results from changes in share price. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
30 June 2023 R233,26
30 June 2022 R371,68

[2] LTIs granted on 10 November 2022.

[3] LTIs settled represent LTIs that vested with reference to the Group results for FY22 that was settled in FY23. Difference between the long-term incentive gains disclosed in FY22 and the amount settled in FY23 is due to difference in actual share price at vesting date and the share price at date of disclosure.

[4] Mr Rossouw was appointed as CFO and Executive Director on 1 July 2022.

SASOL INTEGRATED REPORT 2023 87

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

REMUNERATION REPORT CONTINUED

IMPLEMENTATION REPORT CONTINUED

Executive Directors CONTINUED

D. Progress against Minimum Shareholding Requirement (MSR)

Beneficial Shareholding	Minimum Shareholding Requirement (MSR) (R'000)	MSR Achievement period (CY)	Units	Beneficial share-holding – 30 June 2023 (R'000)	Post tax vesting – September to December 2023[1, 2, 9] (R'000)	Beneficial shareholding value (including CY2023 post tax vesting) (R'000)	% MSR Achieved – end CY2023[10]	Outstanding shares subject to continued employment only until 2027 (excluding accrued dividend equivalents, includes RLTIs): Number of shares to vest in CY2024[3]	Number of shares to vest CY2025 – 2027[4, 5, 6, 7, 8]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2027)[9] (R'000)
FR Grobler	22 050	2024	45 299	16 240	5 248	21 488	97%	–	152 427	152 427	**37 347**
VD Kahla	5 099	2025	16 419	6 282	2 458	8 740	171%	–	68 331	68 331	**16 742**
HA Rossouw	11 200	2027	–	–	–	–	–	–	11 457	11 457	**2 807**

[1] Includes the 2nd tranche of the award made in September 2018. The CPT applied to this award was 44,7%.
[2] Includes the 1st tranche of the award made in December 2020. The CPT applied to this award is 67,34%. (The annual September award of 2020 was delayed to December 2020 for EVPs who were subject to a closed trading period).
[3] Awards made in September 2021, vesting in CY24 remain subject to the CPT outcome.
[4] Includes the 2nd tranche of the award made in March 2020. The CPT applied to this award is 54,31%.
[5] Includes the Restricted award made in December 2020. This award is only subject to a 5 year vesting period, no CPTs.
[6] Includes the 2nd tranche of the award made in December 2020. The CPT applied to this award is 67,34%. (The annual September award of 2020 was delayed to December 2020 for EVPs who were subject to a closed trading period).
[7] Includes the Restricted awards made in September 2021 and November 2022. These awards are only subject to a 5 year vesting period, no CPTs.
[8] Includes the Restricted portion of the on-appointment award made to Mr Rossouw in May 2022. This award is only subject to a 5 year vesting period, no CPTs.
[9] Average June 2023 share price used of R245,01.
[10] Once the MSR has been achieved, the executive will be allowed to sell vested shares held in excess of the MSR.



SASOL INTEGRATED REPORT 2023 88

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

REMUNERATION REPORT CONTINUED

IMPLEMENTATION REPORT CONTINUED

Prescribed Officers

A. Prescribed Officers' remuneration and benefits

	S Baloyi[3]		HC Brand[4]		BV Griffith[5]		BE Klingenberg[6]	
Prescribed Officers	**2023 R'000**	2022 R'000	**2023 R'000**	2022 R'000	**2023 R'000**	2022 R'000	**2023 R'000**	2022 R'000
Salary	**4 773**	956	**5 088**	4 704	**11 023**	8 745	–	6 647
Risk and Retirement funding	**1 017**	215	**1 492**	1 487	**812**	618	–	2 074
Vehicle benefit	**300**	75	**234**	234	–	–	–	212
Healthcare	**126**	29	**101**	92	**365**	314	–	136
Vehicle insurance fringe benefit	**6**	2	**6**	6	–	–	–	6
Security benefit	–	–	–	6	–	–	–	200
Other benefits	**173**	332	**2 525**	4	**546**	409	–	7
Total salary and benefits	**6 395**	1 609	**9 446**	6 533	**12 746**	10 086	–	9 282
Annual short-term incentive[1]	**3 672**	2 494	**3 553**	4 415	**6 087**	6 418	–	4 390
Long-term incentive gains[2]	**4 103**	3 687	**6 045**	13 169	**7 169**	11 940	–	9 912
Total annual remuneration	**14 170**	7 790	**19 044**	24 117	**26 002**	28 444	–	23 584

	BP Mabelane[7]		CK Mokoena		CF Rademan[8]	
Prescribed Officers	**2023 R'000**	2022 R'000	**2023 R'000**	2022 R'000	**2023 R'000**	2022 R'000
Salary	**7 778**	7 317	**6 283**	5 927	**6 753**	2 027
Risk and Retirement funding	**380**	372	**357**	350	–	–
Healthcare	**60**	56	**143**	115	–	–
Security benefit	–	–	**12**	9	–	–
Other benefits	**1 008**	5 004	**3**	2	**2**	1 500
Total salary and benefits	**9 226**	12 749	**6 798**	6 403	**6 755**	3 527
Annual short-term incentive[1]	**4 227**	5 389	**3 380**	3 740	**3 200**	1 503
Long-term incentive gains[2]	**15 876**	–	**5 929**	6 985	–	–
Total annual remuneration	**29 329**	18 138	**16 107**	17 128	**9 955**	5 030

B. Unvested long-term incentive holdings (number)

Prescribed Officers	Cumulative balance at beginning of year	Granted in 2023[1]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled	Awards forfeited	Effect of change in Prescribed Officers	Cumulative balance at the end of the year
S Baloyi	52 040	10 681	(1 943)	448	(6 463)	–	–	54 763
HC Brand	139 064	24 060	(23 152)	1 860	(23 346)	(24 060)	(94 426)	–
BV Griffith	144 426	37 603	(14 043)	1 389	(22 513)	–	–	146 862
BP Mabelane	120 403	28 595	–	–	–	–	–	148 998
CK Mokoena	113 178	23 598	(14 815)	1 001	(10 836)	–	–	112 126
Total	**569 111**	**124 537**	**(53 953)**	**4 698**	**(63 158)**	**(24 060)**	**(94 426)**	**462 749**

[1] LTIs granted on 10 November 2022.

Prescribed Officers' remuneration and benefits notes

[1] Short-term incentives approved based on the Group results for FY23 and payable in FY24. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2023 x Group and BU STI achievement (as appropriate) x Individual Performance achievement.

[2] Long-term incentives for FY23 represent the annual award made on 4 December 2020 and Ms Mabelane's on-appointment LTI award on 6 October 2020, at time of her appointment as EVP: Energy Business. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (67,34%) x June 2023 average share price. The vesting date is during FY24, 3 years after the award date in FY21, subject to the Company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 4 December 2023 and the balance in 4 December 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.

[3] Other benefits for Mr Baloyi include the taxation gross up of the relocation allowance paid in terms of the Sasol Relocation policy, in the previous financial year and R150 000 toward reimbursement of property transfer fees per the Relocation policy.

[4] Mr Brand retired on 30 June 2023. Other benefits include accumulated leave encashment to the value of R2 516 801 in line with Sasol's contractual commitment.

[5] Mr Griffith is appointed in the USA. Dollar denominated salary and benefits have been converted to ZAR using the monthly average of daily closing exchange rates. ZAR/USD depreciation contributes to increase in year-on-year totals.

[6] Mr Klingenberg, stepped down from the position of EVP Energy Operations on 31 March 2022, but remained in service until his retirement on 31 August 2022. In the interest of transparency his remuneration was disclosed for the 2022 financial year.

[7] Other benefits for Ms Mabelane include her subsidised business transport (R8 299) and the final payment of her sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R1 000 000). Other benefits for Ms Mabelane in 2022 include her subsidised business transport (R2 150), sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R5 000 000).

[8] Other benefits for Mr Rademan in 2022 include a sign-on payment of R1 500 000 compensating for the incentive which he would have received from his previous employer if he did not resign.

SASOL INTEGRATED REPORT 2023 89

INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

REMUNERATION REPORT CONTINUED

IMPLEMENTATION REPORT CONTINUED

Prescribed Officers CONTINUED

C. Unvested long-term incentive holdings (intrinsic value)

Prescribed Officers	Cumulative intrinsic value at beginning of year[1] $'000 and R'000	Intrinsic value of awards made during the year[2] $'000 and R'000	Change in intrinsic value for the year[1] $'000 and R'000	Effect of corporate performance targets $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[3] $'000 and R'000	LTIs settled[3] $'000 and R'000	Effect of change in Prescribed Officers $'000 and R'000	Cumulative intrinsic value at end of year[1] $'000 and R'000
S Baloyi	19 342	3 207	(7 393)	(559)	129	(1 952)	–	–	12 774
HC Brand[4]	51 687	7 224	(18 589)	(6 657)	535	(6 562)	(5 612)	(22 026)	–
BV Griffith	$3 330	$654	($1 588)	($228)	$23	($373)	–	–	$1 818
BP Mabelane	44 751	8 585	(18 581)	–	–	–	–	–	34 755
CK Mokoena	42 066	7 085	(16 069)	(4 260)	288	(2 955)	–	–	26 155

[1] Change in intrinsic value for the year results from changes in share price. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
30 June 2023 R233,26 ($12,38)
30 June 2022 R371,68 ($23,06)

[2] LTIs granted on 10 November 2022.

[3] LTIs settled represent long-term incentives that vested with reference to the Group results for FY22 that was settled in FY23. Difference between the long-term incentive gains disclosed in FY22 and the amount settled in FY23 is due to differences in actual share price at vesting date and the share price at date of disclosure.

[4] Mr Brand retired effective 30 June 2023. In terms of the 2022 LTI Plan rules, his 10 November 2022 award lapsed on 30 June 2023 as retirement was within 270 days of the award date. The balance of unvested awards at 30 June 2023 is 94 426 with an intrinsic value of R22 025 809.

D. Progress against Minimum Shareholding Requirement (MSR)

								Vested shares subject to continued employment only until (excluding accrued dividend equivalents, including RLTIs)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR) ($'000) (R'000)	MSR Achievement period (CY)	Units	Beneficial share-holding – 30 June 2023 ($'000) (R'000)	Post tax vesting – October and December 2023[1,2,13] ($'000) (R'000)	Beneficial shareholding value (including CY2023 post tax vesting) ($'000) (R'000)	% MSR Achieved – CY2023[14]	Number of shares to vest in CY2024[3,4,5]	Number of shares to vest in CY2025 – CY2027[6,7,8,9,10,11]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2027)[13] ($'000) (R'000)
S Baloyi	3 570	2028	2 474	979	1 176	2 155	60%	6 570	19 741	26 311	6 446
HC Brand[15]	4 270	2026	17 591	4 779	2 008	6 787	159%	–	52 641	52 641	12 898
BV Griffith[5]	$465	2026	18 821	$432	$124	$556	120%	5 017	66 518	71 535	$938
BP Mabelane	5 075	2026	68	21	4 549	4 570	90%	–	60 266	60 266	14 766
CK Mokoena	4 188	2026	12 298	4 008	2 055	6 063	145%	–	55 202	55 202	13 525
CF Rademan[12]	–	–	–	–	–	–	–	–	–	–	–

[1] Includes the 2nd tranche of the award made in September 2018. The CPT applied to this award was 44,7%.

[2] Includes the 1st tranche of the award made in December 2020. The CPT applied to this award is 67,34%. (The annual September award of 2020 was delayed to December 2020 for EVPs who were subject to a closed trading period).

[3] Includes the 1st tranche of the September 2021 award, 30% was subject to CPTs, that Mr Baloyi received as an SVP.

[4] Includes the 2nd tranche of the award made in October 2019 to Mr Baloyi and Mr Griffith (in their previous roles as SVPs). The CPT applied to this award is 54,31%.

[5] Other LTI awards made in September 2021, vesting in CY24 remain subject to the CPT outcome.

[6] Includes the 2nd tranche of the award made in March 2020. The CPT applied to this award is 54,31%.

[7] Includes the Restricted award made in December 2020. This award is only subject to a 5 year vesting period, no CPTs.

[8] Includes the 2nd tranche of the award made in December 2020. The CPT applied to this award is 67,34%. (The annual September award of 2020 was delayed to December 2020 for EVPs who were subject to a closed trading period).

[9] Includes the Restricted awards made in September 2021 and November 2022. These awards are only subject to a 5 year vesting period, no CPTs.

[10] Includes the 2nd tranche of the September 2021 award, 30% was subject to CPTs, that Mr Baloyi received as an SVP.

[11] Includes the restricted portion of the on-appointment award made to Mr Baloyi in May 2022. This award is only subject to a 5 year vesting period, no CPTs.

[12] Mr Rademan is excluded from the minimum shareholding requirement as he does not participate in the LTI plan.

[13] Average June 2023 share price used of R245,01 (ADR: $13,11).

[14] Once the MSR is achieved, the executive will be allowed to sell vested shares held in excess of the MSR.

[15] Mr Brand retired on 30 June 2023.

SASOL INTEGRATED REPORT 2023 90

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

REMUNERATION REPORT CONTINUED

IMPLEMENTATION REPORT CONTINUED

Prescribed Officers CONTINUED

E. Beneficial shareholding (number of shares)

Beneficial shareholding[1]	2023 Total beneficial shareholding	2022 Total beneficial shareholding
Executive Directors		
FR Grobler	45 299	27 524
VD Kahla	16 419	8 348
Non-Executive Directors[2]		
MBN Dube	24	24
NNA Matyumza	6	6
S Subramoney	2 548	2 548
Total	**64 296**	38 636

Beneficial shareholding[1]	2023 Total beneficial shareholding	2022 Total beneficial shareholding
Prescribed Officers		
S Baloyi	2 474	8
HC Brand[3]	17 591	14 091
BV Griffith[4]	18 821	4 268
BP Mabelane	68	68
CK Mokoena	12 298	6 662
CF Rademan	1	–
Total	**51 253**	25 097

[1] Unvested Long-term incentives for Executive Directors and Prescribed Officers not included.
[2] Direct beneficial shareholding comprises Sasol Ordinary and Sasol BEE ordinary shares.
[3] Mr Brand retired with effect from 30 June 2023.
[4] Mr Griffith's shareholding comprises ADRs.

F. Non-Executive Directors' remuneration

Non-Executive Directors	Board Meeting Fees[1,2,3] R'000	Lead Independent Director Fees[1,2] R'000	Committee Fees[1,2,3] R'000	VAT R'000	Total 2023[4] R'000	Total 2022 R'000
SA Nkosi (Chairman)	4 394	–	–	659	**5 053**	5 127
S Westwell (Lead Independent Director)	2 194	878	1 408	–	**4 480**	3 913
MJ Cuambe[5]	1 829	–	658	373	**2 860**	2 577
MBN Dube[5]	2 194	–	969	–	**3 163**	2 701
M Flöel	2 194	–	795	–	**2 989**	2 494
KC Harper[6]	2 194	–	439	–	**2 633**	1 996
GMB Kennealy	1 542	–	833	356	**2 731**	2 473
NNA Matyumza	1 542	–	493	305	**2 340**	2 226
MEK Nkeli	1 542	–	678	333	**2 553**	2 405
A Schierenbeck[7]	1 152	–	141	–	**1 293**	–
S Subramoney	1 542	–	493	305	**2 340**	2 181
C Beggs[8]	–	–	–	–	–	372
ZM Mkhize[8]	–	–	–	–	–	795
PJ Robertson[8]	–	–	–	–	–	1 146
Total	22 319	878	6 907	2 331	**32 435**	30 406

[1] Fees for Q3 and Q4 were adjusted with inflation as per the approved AGM resolution at the November 2021 AGM.
[2] Fees exclude VAT.
[3] Board and Committee fees are based in USD, thus impacted by USD/ZAR foreign exchange rates at date of payment for resident non-Executive Directors. For non-Executive Directors permanently residing outside of the UK, Europe and North America, effective 1 January 2023, the exchange rate was fixed for the following 12 month period, using the average exchange rate from 1 July 2021 to December 2022. A cost-of-living factor between jurisdictions, account for differences in fees.
[4] As the fees are based in USD, the ZAR value of the non-Executive Directors fees increased from FY22 to FY23, mainly due to the CPI increase and significant devaluation of the Rand.
[5] Mr Cuambe was appointed to the Remuneration Committee effective 19 November 2021 and Ms Dube to the Nomination Governance committee effective 1 October 2021.
[6] In addition to the CPI and exchange rate increase, Ms Harper received the reduced 2018 approved Directors' fees for Q1 and Q2 of FY22 as she was appointed to the Board after 2018, compared to her peers who remained on the approved 2016 fee (where their fees were higher than those approved in 2018).
[7] Mr Schierenbeck was appointed effective 1 January 2023.
[8] Mr Beggs retired effective 31 August 2021. Messrs Mkhize and Robertson retired from the Sasol Limited Board effective 19 November 2021.

SASOL INTEGRATED REPORT 2023 91